Exhibit 99.1

For immediate release

Sify reports NASDAQ Staff Deficiency Letter

Chennai, INDIA, February 25, 2013: Sify Technologies Limited (NASDAQ Global Markets: SIFY), a leader in Managed Enterprise, Network and IT Services in India with growing global delivery capabilities (the “Company”), today announced that on February 20, 2013, it received a NASDAQ staff deficiency letter (the “NASDAQ Letter”) indicating that the Company fails to comply with Listing Rule 5605(c)(2) which requires a listed company to have an audit committee comprised of at least three independent members.

As disclosed on the Company’s report on Form 6-K filed with the United States Securities and Exchange Commission on January 31, 2013, Mr. S. R. Sukumara, an independent director and audit committee member, passed away on January 26, 2013. Since Mr. Sukumara’s passing, the Company’s audit committee has been comprised of two independent members.

The NASDAQ Letter provides that, consistent with NASDAQ Listing Rule 5605(c)(4), NASDAQ will grant the Company the following cure period to regain compliance with the audit committee membership requirements: (i) until the earlier of the Company’s next annual shareholders’ meeting or January 26, 2014, or (ii) if the Company’s next annual meeting of shareholders is held before July 25, 2013, until July 25, 2013.

The Company is in the process of identifying an independent director to be appointed to the Company’s audit committee in order to regain compliance with NASDAQ Listing Rule 5605 prior to the expiration of the cure period granted by NASDAQ.

About Sify Technologies

Sify is among the largest integrated Managed Network, IT and Software services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1000 cities and towns in India.

A significant part of the company’s revenue is derived from Corporate Enterprise Services, which include Network and IT services, Connectivity, Security, Network management services, Enterprise applications, Hosting and Remote Infrastructure Management Services. A varied product portfolio at multiple price points allows Sify to also cater to the burgeoning demands of the SMB/SOHO community and the retail consumer; much of it on the cloud platform.

Sify is a recognized ISO 9001:2008 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO / IEC 20000 - 1:2005 and ISO/IEC 27001:2005 certified for Internet Data Center operations. Sify has also built a credible reputation in the emerging Cloud Computing market and is today, regarded as a domain expert. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP backhaul to long distance subscriber telephony services. With the Sify Cable landing station and the partnerships inked with several cable companies globally, Sify in present in almost all the spheres of the ICT eco system.

The company has an expanding base of Managed Services customers, both in India and overseas, and is also India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services.

Sify Software develops applications and offers services to improve business efficiencies of its current clients and prospective client bases. Sify also offers services in the specialized domains of eLearning for-profit, not-for-profit and government institutions both in India and globally. The business also operates two of the most popular portals in India, Sify.com and Samachar.com.

For more information about Sify, visit www.sifycorp.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2012, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Corporate Communications +91 44 22540777 (extn.2055)	Grayling Investor Relations Ms. Trúc Nguyen (ext. 418) Mr. Christopher Chu (ext. 426) +1-646-284-9400
praveen.krishna@sifycorp.com	truc.nguyen@grayling.com
christopher.chu@grayling.com